Exhibit 99.1

New Oriental Announces Results for the Fourth Fiscal Quarter and Fiscal Year Ended May 31, 2016

Quarterly Net Revenues Increased by 20.1% Year-Over-Year

Quarterly Student Enrollments Increased by 32.5% Year-Over-Year

Quarterly Operating Income Increased by 61.1% Year-Over-Year

Fiscal Year Net Revenues Increased by 18.6% Year-Over-Year

Fiscal Year Student Enrollments Increased by 25.8% Year-Over-Year

Fiscal Year Operating Income Increased by 29.5% Year-Over-Year

BEIJING, July 20, 2016 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended May 31, 2016.

Financial Highlights for the Fourth Fiscal Quarter Ended May 31, 2016

•	Total net revenues increased by 20.1% year-over-year to US$394.9 million for the fourth fiscal quarter of 2016.

•	Operating income increased by 61.1% year-over-year to US$37.1 million for the fourth fiscal quarter of 2016.

•	Net income attributable to New Oriental increased by 17.6% year-over-year to US$42.0 million for the fourth fiscal quarter of 2016.

Key Financial Results

(in thousands US$, except per ADS(1) data)	4Q FY2016	4Q FY2015	% of change
Net revenues	394,865	328,808	20.1%
Operating income	37,093	23,022	61.1%
Non-GAAP operating income (2)(3)	40,725	27,718	46.9%
Net income attributable to New Oriental	42,016	35,715	17.6%
Non-GAAP net income attributable to New Oriental (2)(3)	45,648	40,411	13.0%
Net income per ADS attributable to New Oriental - basic	0.27	0.23	16.6%
Net income per ADS attributable to New Oriental - diluted	0.27	0.23	16.8%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	0.29	0.26	11.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	0.29	0.26	12.1%

(in thousands US$, except per ADS(1) data)	FY2016	FY2015	% of change
Net revenues	1,478,348	1,246,766	18.6%
Operating income	198,837	153,529	29.5%
Non-GAAP operating income(2)(3)	215,647	169,218	27.4%
Net income attributable to New Oriental	224,884	193,013	16.5%
Non-GAAP net income attributable to New Oriental(2)(3)	241,694	208,702	15.8%
Net income per ADS attributable to New Oriental - basic	1.43	1.23	16.3%
Net income per ADS attributable to New Oriental - diluted	1.43	1.23	16.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.54	1.33	15.6%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.54	1.33	15.7%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)	New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Fourth Fiscal Quarter Ended May 31, 2016

•	Total student enrollments in tutoring and test preparation courses for academic subjects increased by 32.5% year-over-year to approximately 1,037,700 for the fourth fiscal quarter of 2016.

•	The total number of schools and learning centers was 748 as of May 31, 2016, an increase of 24 compared to 724 as of May 31, 2015, and an increase of 21 compared to 727 as of February 29, 2016. The total number of schools was 66 as of May 31, 2016.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to report excellent performance for fiscal 2016, with continued growth on both the top line and bottom line as well as a significant increase in operating income. For the full fiscal year, net revenues grew by 18.6%, with operating income up 29.5% and student enrollments up 25.8%. Fourth quarter net revenues increased by 20.1% and operating income grew 61.1%, driven largely by a 32.5% increase in student enrollments. If not including the impact from the depreciation of Renminbi against the U.S. Dollar, net revenue growth rate would be 22.6% for the full fiscal year and 25.7% for the fourth quarter. Our key revenue driver, K-12 after-school tutoring business, achieved approximately 32% gross revenue growth and an over 39% enrollment growth in fiscal 2016 as compared to that in fiscal 2015. In particular, our revamped POP Kids program and U-Can Visible Progress Teaching system have been successfully rolled out across all 55 existing cities in our nationwide school network and this expansion drove positive performance. Our POP Kids program achieved gross revenue growth of more than 35% and enrollment growth of approximately 46% for the fiscal year 2016. Meanwhile, our U-Can business recorded gross revenue growth of more than 30% and enrollment growth of approximately 35% for the fiscal year.”

Mr. Yu continued, “Our very strong results for fiscal 2016 are essentially a positive manifestation of our ongoing “Optimize the Market” strategy and proof that our strategic growth initiatives are working. With this strategy guiding us, we have maintained a healthy balance between top line and bottom line growth while investing in building out our online and offline (O2O) integrated education ecosystem. For fiscal 2016, we opened 6 new schools in new cities and added a net of 18 learning centers in the existing cities, adding a total of approximately 71,000 square meters of classroom area which represents about 7% capacity expansion. In the fourth fiscal quarter, we opened two new schools in the cities of Yangzhou and Jinzhou. Furthermore, our investments in building our O2O integrated education ecosystem began to bear fruit. The O2O system for the K-12 business is the driving force behind the robust revenue growth as it significantly improves customer retention rate and acquisition efficiency. We also launched the O2O system for our overseas test preparation business, such as IELTS, TOEFL and SAT programs, in some of the large cities in China. Lastly, our pure online education platform, Koolearn.com, recorded revenue growth of approximately 29% for the whole fiscal year, with registered users up by over 77% and paid users almost doubling. In short, the evolution of our integrated education ecosystem is progressing well. It is helping us gain market share, enhance brand recognition, and make significant improvements in performance.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “It is particularly encouraging to see the consistent margin expansion that occurred during fiscal year 2016. Despite our heavy investment in building and rolling out our O2O integrated education ecosystem, full year gross margin increased by 60 basis points to 58.4% and operating margin increased by 110 basis points to 13.4%. We are encouraged by the strong momentum we have as we move into fiscal 2017 and we will continue to maintain and refine our existing strategies to boost both business growth and operational efficiency. With our constant efforts to drive profitable revenue, control cost and drive utilization improvement, we are confident that we will continue to even further improve performance and continue to build enhanced value for our shareholders.”

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2016

Net Revenues

For the fourth fiscal quarter of 2016, New Oriental reported net revenues of US$394.9 million, representing a 20.1% increase year-over-year. Net revenues from educational programs and services for the fourth fiscal quarter were US$322.2 million, representing a 20.4% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in tutoring and test preparation courses for academic subjects in the fourth fiscal quarter of 2016 increased by 32.5% year-over-year to approximately 1,037,700.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$361.5 million, representing a 18.2% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$357.9 million, representing a 18.9% increase year-over-year.

•	Cost of revenues increased by 18.9% year-over-year to US$163.4 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 11.4% year-over-year to US$59.4 million, primarily due to increases in brand promotion expenses and selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 20.5% year-over-year to US$138.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$135.1 million, representing a 22.4% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 22.7% to US$3.6 million in the fourth fiscal quarter of 2016.

Operating Income and Operating Margin

Operating income for the quarter was US$37.1 million, compared to an income of US$23.0 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$40.7 million, compared to a non-GAAP income from operations of US$27.7 million in the same period of the prior fiscal year.

Operating margin for the quarter was 9.4%, compared to 7.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 10.3%, compared to 8.4% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$42.0 million, representing a 17.6% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.27 and US$0.27, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$45.6 million, representing a 13.0% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.29 and US$0.29, respectively.

Cash Flow

Net operating cash flow for the fourth fiscal quarter of 2016 was approximately US$173.5 million. Capital expenditures for the quarter were US$15.4 million, which were primarily attributable to the opening of 35 new learning centers and renovations at existing learning centers.

Balance Sheet

As of May 31, 2016, New Oriental had cash and cash equivalents of US$709.2 million, as compared to US$464.1 million as of February 29, 2016. In addition, the Company had US$86.7 million in term deposits, US$819.2 million in short-term investment and US$118.8 million in long-term held-to-maturity investments due within one year consisting of trusts guaranteed by a bank and expected to mature within one year from May 31, 2016.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2016 was US$646.9 million, an increase of 29.1% as compared to US$501.2 million at the end of the fourth quarter of fiscal year 2015.

Financial Results for the Fiscal Year Ended May 31, 2016

For the fiscal year 2016 ended May 31, 2016, New Oriental reported net revenues of US$1,478.3 million, representing a 18.6% increase year-over-year.

Total student enrollments in tutoring and test preparation courses for academic subjects in the fiscal year 2016 increased by 25.8% to approximately 3,645,100.

Income from operations for the fiscal year 2016 was US$198.8 million, representing a 29.5% increase year-over-year. Non-GAAP income from operations for the fiscal year 2016 was US$215.6 million, representing a 27.4% increase year-over-year.

Operating margin for the fiscal year 2016 was 13.4%, compared to 12.3% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the fiscal year 2016, was 14.6%, compared to 13.6% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the fiscal year 2016 was US$224.9 million, representing a 16.5% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2016 amounted to US$1.43 and US$1.43, respectively.

Non-GAAP net income attributable to New Oriental for the fiscal year 2016 was US$241.7 million, representing a 15.8% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the fiscal year 2016 amounted to US$1.54 and US$1.54, respectively.

Outlook for First Quarter of Fiscal Year 2017

New Oriental expects total net revenues in the first quarter of fiscal year 2017 (June 1, 2016 to August 31, 2016) to be in the range of US$508.9 million to US$527.3 million, representing year-over-year growth in the range of 11% to 15%.

If not including the impact from the recent depreciation of Renminbi against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 18% to 22% for the first quarter of fiscal year 2017.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 20, 2016, U.S. Eastern Time (8 PM on July 20, 2016, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 28, 2016:

International:	+61-2-8199-0299
Passcode:	37530156

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2016, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with U.S. GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31	As of February 29
	2016	2016
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	709,209	464,061
Restricted cash, current	110	46
Term deposits	86,706	94,983
Short term investments	819,229	752,964
Accounts receivable, net	3,747	4,459
Inventory	27,303	25,803
Prepaid expenses and other current assets	101,197	102,166
Amounts due from related parties, current	3,019	1,111
Long term investment due within one year	118,816	238,943

Total current assets	1,869,336	1,684,536
Property, plant and equipment, net	237,698	232,621
Land use rights, net	3,906	3,949
Amounts due from related parties, non-current	1,741	1,934
Deferred tax assets, non-current	24,341	19,466
Long term deposit	14,901	14,722
Long term prepaid rent	235	300
Restricted cash, non-current	3,811	2,834
Intangible assets	2,618	2,901
Goodwill	10,545	10,589
Long term investments	178,863	154,556
Other non-current asset	6,839	1,526

Total assets	2,354,834	2,129,934

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$16,709 and US$21,318 as of February 29, 2016 and May 31, 2016, respectively)	21,395	17,615
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$152,101 and US$192,332 as of February 29, 2016 and May 31, 2016, respectively)	217,044	168,811
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$28,881 and US$30,899 as of February 29, 2016 and May 31, 2016, respectively)	32,806	31,784
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$35 and US$29 as of February 29, 2016 and May 31, 2016, respectively)	42	35
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$582,007 and US$616,299 as of February 29, 2016 and May 31, 2016, respectively)	646,903	585,349

Total current liabilities	918,190	803,594
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,457 and US$1,432 as of February 29, 2016 and May 31, 2016, respectively)	1,982	2,097

Total long-term liabilities	1,982	2,097
Total liabilities	920,172	805,691

Noncontrolling interests	30,090	13,370
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,404,572	1,310,873

Total shareholders’ equity	1,434,662	1,324,243
Total liabilities and shareholders’ equity	2,354,834	2,129,934

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	322,212	267,611
Books and others	72,653	61,197

Total net revenues	394,865	328,808

Operating costs and expenses (note 1):
Cost of revenues	163,433	137,427
Selling and marketing	59,386	53,286
General and administrative	138,713	115,073

Total operating costs and expenses	361,532	305,786
Gain on disposal of a subsidiary	3,760	—

Operating Income	37,093	23,022

Other income, net	16,827	17,721
Provision for income taxes	(10,622)	(4,470)
Loss from equity method investments	(1,204)	(805)
Net income	42,094	35,468
Net loss (gain) attributable to the noncontrolling interests	(78)	247

Net income attributable to New Oriental Education & Technology Group Inc.	42,016	35,715

Net income per share attributable to New Oriental-Basic	0.27	0.23
Net income per share attributable to New Oriental-Diluted	0.27	0.23
Net income per ADS attributable to New Oriental-Basic (note 2)	0.27	0.23
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.27	0.23
Other comprehensive income, net of tax	15,675	28,347

Comprehensive income	57,769	63,815

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	56,750	64,062

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	3,632	4,696

Total	3,632	4,696

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	138,713	115,073
Share-based compensation expense in general and administrative expenses	3,632	4,696

Non-GAAP general and administrative expenses	135,081	110,377
Total operating costs and expenses	361,532	305,786
Share-based compensation expenses	3,632	4,696

Non-GAAP operating costs and expenses	357,900	301,090
Operating income	37,093	23,022
Share-based compensation expenses	3,632	4,696

Non-GAAP operating income	40,725	27,718
Operating margin	9.4%	7.0%
Non-GAAP operating margin	10.3%	8.4%
Net income attributable to New Oriental	42,016	35,715
Share-based compensation expenses	3,632	4,696

Non-GAAP net income	45,648	40,411
Net income per ADS attributable to New Oriental- Basic (note 2)	0.27	0.23
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.27	0.23
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.29	0.26
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.29	0.26
Weighted average shares used in calculating basic net income per ADS (note 2)	156,963,155	155,527,330
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,536,118	156,372,850
Non-GAAP income per share - basic	0.29	0.26
Non-GAAP income per share - diluted	0.29	0.26

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	1,309,339	1,102,974
Books and others	169,009	143,792

Total net revenues	1,478,348	1,246,766

Operating costs and expenses (note 1):
Cost of revenues	614,364	526,320
Selling and marketing	197,897	188,483
General and administrative	471,010	378,434

Total operating costs and expenses	1,283,271	1,093,237

Gain on disposal of a subsidiary	3,760	—

Operating income	198,837	153,529

Other income, net	68,447	66,947
Provision for income taxes	(37,531)	(26,221)
Loss from equity method investments	(4,425)	(1,537)
Net income	225,328	192,718
Net loss (gain) attributable to the noncontrolling interests	(444)	295

Net income attributable to New Oriental Education & Technology Group Inc.	224,884	193,013

Net income per share attributable to New Oriental-Basic	1.43	1.23
Net income per share attributable to New Oriental-Diluted	1.43	1.23
Net income per ADS attributable to New Oriental-Basic (note 2)	1.43	1.23
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.43	1.23
Other comprehensive income (loss), net of tax	(35,945)	33,946

Comprehensive income	189,383	226,664

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	188,327	226,959

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	16,810	15,689

Total	16,810	15,689

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2016	2015
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	471,010	378,434
Share-based compensation expense in general and administrative expenses	16,810	15,689

Non-GAAP general and administrative expenses	454,200	362,745
Total operating costs and expenses	1,283,271	1,093,237
Share-based compensation expenses	16,810	15,689

Non-GAAP operating costs and expenses	1,266,461	1,077,548
Operating income	198,837	153,529
Share-based compensation expenses	16,810	15,689

Non-GAAP operating income	215,647	169,218
Operating margin	13.4%	12.3%
Non-GAAP operating margin	14.6%	13.6%
Net income attributable to New Oriental	224,884	193,013
Share-based compensation expenses	16,810	15,689

Non-GAAP net income	241,694	208,702
Net income per ADS attributable to New Oriental- Basic (note 2)	1.43	1.23
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.43	1.23
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.54	1.33
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.54	1.33
Weighted average shares used in calculating basic net income per ADS (note 2)	156,782,439	156,438,606
Weighted average shares used in calculating diluted net income per ADS (note 2)	157,391,686	157,302,174
Non-GAAP income per share - basic	1.54	1.33
Non-GAAP income per share - diluted	1.54	1.33

Note 2: Each ADS represents one common share.